AA 11-3-2003



03054954

K
10/31

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46293 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MILE HIGH CENTER 1700 BROADWAY SUITE 412
(No. and Street)

| DENVER | COLORADO | 80290 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACKSON ASHBY GOLDSTINE, P.C.
(Name – *if individual, state last, first, middle name*)

| 655 BROADWAY, SUITE 565 | DENVER | COLORADO | 80203 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC, as of AUGUST 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
SANDRA G. HAYLEY
STATE OF COLORADO


My Commission Expires 3-1-05

Notary Public

Signature

President / CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HARVESTONS SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS
## FOR THE YEAR ENDED
## AUGUST 31, 2003

*JACKSON ASHBY GOLDSTINE, P.C.*
*CERTIFIED PUBLIC ACCOUNTANTS*

# HARVESTONS SECURITIES, INC.

**AUDITED FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED AUGUST 31, 2003**

## TABLE OF CONTENTS



*JACKSON ASHBY GOLDSTINE, P.C.*
*CERTIFIED PUBLIC ACCOUNTANTS*

***Jackson Ashby Goldstine, P.C.***
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

October 24, 2003

The Stockholders and Directors of
Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2003, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2003, and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Ashby Goldstine
JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO

30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 647-9764

655 Broadway, Suite 565
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

# HARVESTONS SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## FOR THE YEAR ENDED AUGUST 31, 2003

### ASSETS

| | |
|---|---|
| Cash | $7,010 |
| Advances & Receivables | 148,159 |
| Securities Owned, at Market | 26,026 |
| Deposits with Clearing Organization | 100,000 |
| Due From Clearing Firm | 97,761 |
| Underwriting Fee Receivable | 37,570 |
| Prepaid Expenses | 2,415 |
| Other Deposits | 6,546 |
| Furniture & Equipment, net | 11,725 |
| **TOTAL ASSETS** | $437,212 |

### LIABILITIES AND OWNERSHIP EQUITY

| | |
|---|---|
| **LIABILITIES:** | |
| Bank Loan | $3,170 |
| Accounts Payable | 2,208 |
| Accrued Payroll | 160 |
| **TOTAL LIABILITES** | 5,538 |
| | |
| **STOCKHOLDERS' EQUITY (NOTE 2):** | |
| Common Stock, $1 par Value, 100,000 Shares Authorized, 5,000 Shares Issued & Outstanding | 5,000 |
| Additional Paid-in Capital (Note 2) | 3,327,317 |
| Unrealized Loss on Securities Owned | (248,336) |
| Retained Earnings | (2,652,307) |
| **TOTAL STOCKHOLDERS' EQUITY** | 431,674 |
| | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $437,212 |

**The Accompanying Notes are an Integral Part of This Financial Statement**

# HARVESTONS SECURITIES, INC.

## STATEMENT OF OPERATIONS
For the Year Ended August 31, 2003

| | |
|---|---|
| REVENUES: | |
| Commissions | $295,106 |
| Trading Revenue | 999,289 |
| Underwriting Income | 319,469 |
| Advisory Fee Income | 20,000 |
| Other Income | 29,198 |
| TOTAL REVENUE | 1,663,062 |
| EXPENSES: | |
| Clearing Expenses | 62,210 |
| Commissions | 910,926 |
| Salaries & Other Related Costs | 185,903 |
| Insurance | 13,474 |
| Legal & Accounting | 10,239 |
| Administrative Expenses | 2,387 |
| Interest Expense | 41,879 |
| Depreciation Expense | 11,808 |
| Equipment Rental | 39,331 |
| Occupancy Costs | 70,481 |
| Telephone | 9,325 |
| Contributions | 2,350 |
| Dues & Subscriptions | 25,054 |
| Travel & Business Expenses | 10,137 |
| Licenses & Taxes | 18,867 |
| TOTAL EXPENSES | 1,414,371 |
| NET INCOME BEFORE TRADING LOSS | 248,691 |
| TRADING LOSSES | (532,297) |
| NET INCOME / LOSS | ($283,606) |

**The Accompanying Notes are an Integral Part of This Financial Statement**

## HARVESTONS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2003

| | Common Stock | | Additional | | | Total |
|---|---|---|---|---|---|---|
| | Shares | Par Value | Paid-In Capital | Unrealized Loss | Accumulated Deficit | Stockholders' Equity |
| Balance: September 1, 2002 | 5,000 | $5,000 | $3,052,317 | ($261,536) | ($2,368,701) | $427,080 |
| Contribution of Capital during the Year (Note 2) | - | - | 275,000 | | - | 275,000 |
| Decrease in Unrealized Loss on Securities Owned | | | | 13,200 | | 13,200 |
| Net profit(loss) for the year | - | - | - | | (283,606) | (283,606) |
| Balance: August 31, 2003 | 5,000 | $5,000 | $3,327,317 | ($248,336) | ($2,652,307) | $431,674 |

**The Accompany Notes are an Integral Part of This Financial Statement**

# HARVESTONS SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED AUGUST 31, 2003

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | ($283,606) |
| Adjustments to Reconcile Net Loss to Net Cash used in Operating Activities: | |
| Depreciation | 11,808 |
| Increase/Decrease in Assets/Liabilities: | |
| Increase in Advances & Receivables | (57,842) |
| Decrease in Underwriting Fee Receivable | 169,999 |
| Decrease in Prepaid Expenses | 70 |
| Decrease in Other Deposits | 13,750 |
| Decrease in Accounts Payable | (222,752) |
| Increase in Payroll Tax Liabilities | 132 |
| Total Adjustments | (84,835) |
| **NET CASH USED IN OPERATING ACTIVITIES** | (368,441) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Decrease in Due from Clearing Firm | 81,399 |
| Decrease in Securities Owned, at Market | 1,866 |
| Increase in Unrealized Loss on Securities Owned | 13,200 |
| **NET CASH PROVIDED BY INVESTING ACTIVITIES** | 96,465 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Increase in Bank Loan | 2,569 |
| Increase in Additional Paid In Capital | 275,000 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | 277,569 |
| **INCREASE(DECREASE) IN CASH** | 5,593 |
| **CASH AT BEGINNING OF YEAR** | 1,417 |
| **CASH AT END OF YEAR** | $7,010 |

**The Accompanying Notes are an Integral Part of This Financial Statement**

## HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

1. **Organization and Summary of Significant Accounting Principles**

Organization:
**Harvestons Securities, Inc. ("Harvestons")** was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered broker/dealer in securities.

**Harvestons** has claimed an exemption from rule 15c3-3 of the Securities and Exchange Commission. The Firm does not hold cash or securities for the account of customers. A summary of **Harvestons'** significant accounting policies is as follows:

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years for all assets.

Marketable Securities:
Securities transactions are recorded on a settlement date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized loss for the year ended August 31, 2003 is $248,336.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

Cash Equivalents:
For purposes of the statement of cash flow, **Harvestons** considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. **Capital Contributions:**

During the year ending August 31, 2003 shareholders of Harvestons Securities Inc. contributed $275,000 additional paid in capital.

## HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

### 3. Net Capital Requirements

**Harvestons** is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, **Harvestons** had net capital of $258,925 which was $158,925 in excess of its required net capital of $100,000. **Harvestons** had aggregate indebtedness in the amount of $5,538 therefore, its net capital ratio was .02 to 1 at August 31, 2003.

### 3. Income Taxes

No provision for income taxes is required for the period ended August 31, 2003, because **Harvestons** has had net operating losses from inception to August 31, 2003, amounting to approximately $2,652,307. As of August 31, 2002, deferred tax assets and valuation allowance are as follows:

| | |
|---|---|
| Deferred tax assets resulting from loss carry forwards | $2,368,700 |
| Valuation Allowance | (2,368,700) |
| Net Deferred Income Tax Asset | $0 |

### 4. Commitments

Office lease:

**Harvestons** is committed until December 2004 to the current premises lease for its Denver office. Future minimum rentals due under this commitment are as follows:

| Year ending August 31, | Amount |
|---|---|
| 2004 | $49,654 |
| | $49,654 |

## SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

# HARVESTONS SECURITIES, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED AUGUST 31, 2003

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total Stockholders' Equity | | $431,674 |
| Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital | | 0 |
| Total Capital and Allowable Subordinated Liabilities | | 431,674 |
| Adjustments and Charges: | | |
| Non-Allowable Assets: | | |
| Deposits | 6,546 | |
| Office Equipment, net of accumulated depreciation | 11,725 | |
| Other receivables and prepaid expenses | 150,574 | 168,845 |
| Net Capital before haircuts on haircuts on securities positions | | 262,829 |
| Haircuts on securities positions, computed where applicable pursuant to rule 15c3-1(f): | | |
| Other Securities Owned | (3,904) | |
| Undue Concentration | 0 | (3,904) |
| **NET CAPITAL** | | $258,925 |
| **AGGREGATE INDEBTEDNESS** | | |
| Bank Loan | $3,170 | |
| Accounts Payable | 2,208 | |
| Accrued Payroll | 160 | |
| **TOTAL AGGREGATE INDEBTEDNESS** | | $5,538 |
| | | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum Net Capital required | | $100,000 |
| Excess Net Capital | | $158,925 |
| Ratio: Aggregate Indebtedness to Net Capital | | .02 to 1 |

**SCHEDULE I**

## HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED AUGUST 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIa of Form X-175A-5 as of August 31, 2003)

| | |
|---|---|
| Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report | $258,925 |
| Add Net Audit Adjustments | 0 |
| Net Capital | $258,925 |

SCHEDULES II, III AND IV

# HARVESTONS SECURITIES, INC.

YEAR ENDED AUGUST 31, 2003

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. **Harvestons** does not hold cash or securities for the account of customers. All transactions are cleared through separate brokers/dealers, on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3 (k) (2) (I) and Schedules II, III and IV of FOCUS FORM x-17a-5, Part III are not required.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

October 24, 2003

The Stockholder and Directors of
Harvestons Securities, Inc.

In planning and performing our audit of the financial statements of **Harvestons Securities, Inc.** for the year ended August 31, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Harvestons Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3.

The management of **Harvestons** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which **Harvestons** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



30922 Hill Top Dr., P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 647-9764

655 Broadway, Suite 565
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the *American Institute of Certified Public Accountants*. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Harvestons'** practices and procedures were adequate at August 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO